Exhibit 99.1

Freightos Reports Platform KPIs for Third Quarter Exceeding Management Expectations

The Company Plans to Report Earnings on November 23, 2026

October 15, 2026 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight pricing, booking and procurement platform, today reported preliminary key performance indicators for the third quarter of 2026.

Freightos combines software solutions, a global digital freight booking platform, and market intelligence in an interconnected ecosystem. Software adoption embeds Freightos in customers’ daily workflows and drives transaction growth, while growing network activity generates valuable data that enhances market visibility, supports better decision-making, and strengthens the Company’s solutions. Together, these capabilities reinforce the value of the Freightos platform and support its long-term growth.

The KPIs reported today primarily reflect Platform activity. Solutions, which account for the majority of Freightos’ revenue, are less directly reflected in these metrics. The Company will provide an update on Solutions performance with its third quarter financial results on November 23, 2026.

	Actuals*	Management’s Expectations
	Q3 2026	Q3 2026
# Transactions (’000)	494	481 - 490
Year over Year Growth	15%	12% - 14%
GBV ($m)	437	390 - 397
Year over Year Growth	30%	16% - 18%

*Numbers are preliminary and subject to change with the full, final earnings release

Platform Expansion and Network Growth

•	Transactions: Q3 2026 transactions totaled 494 thousand, up 15% year-over-year and above management’s expectations. Transaction growth was driven primarily by customers using Freightos’ software solutions, reflecting the expanding reach of Freightos’ global booking network, and the growing contribution of integrated software solutions to customer engagement and platform utilization.

•	Carrier and Buyer Growth: 79 carriers were active (receiving more than five transactions each) on the Platform in Q3 2026, compared with 75 in Q2 2026 and 77 in Q3 2025. Unique buyer users totaled approximately 21,900, compared with 21,100 in Q2 2026. Freightos’ extensive carrier connectivity and growing buyer participation strengthen the value of its vendor-neutral network, bringing more choice, greater efficiency and broader digital access to international freight markets. Among the carriers active in the quarter were Korea Air, which recently joined the platform as previously announced, as well as certain carriers that were temporarily below the five transactions threshold in the second quarter.

•	Gross Booking Value (GBV): The total value of transactions processed on the Freightos Platform reached a record $437 million in Q3 2026, up 30% year-over-year and above management’s expectations. GBV demonstrates the scale of freight commerce flowing through Freightos’ digital infrastructure. For Q3 2026, GBV also reflected elevated freight rates amid tight capacity and higher fuel costs.

“Our third-quarter performance reflects continued momentum across the Freightos Platform, with transaction volumes and GBV exceeding our expectations,” said Pablo Pinillos, CEO of Freightos. “We are building on an established global network that connects the industry’s leading carriers, freight forwarders and importers and exporters. Our opportunity goes beyond digital bookings: by combining software embedded in daily workflows, a growing transaction network and market intelligence powered by freight data, we can deliver increasing value to customers while expanding our opportunities for growth. We remain focused on turning these advantages into sustainable growth and profitability.”

Q3 2026 Earnings Call

Financial results for the third quarter 2026 will be reported before markets open on November 23, 2026. Freightos’ management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. ET.

Information about Freightos’ financial results, including a link to the live webcast, will be available on Freightos’ investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/WN_nDr4YvSEQaWP64lZlWaRCg#/registration

Following registration, you will be sent the link to the conference call, which is accessible either via the Zoom app, or, alternatively, from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos’ Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

•	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.

•	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

•	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

•	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading digital infrastructure platform powering the international freight industry. Operating as a vendor-neutral network, Freightos connects airlines, ocean carriers, trucking carriers, freight forwarders, and importers and exporters of all sizes to bring transparency, efficiency, and resilience to global supply chains.

The Freightos platform digitalizes freight execution by transforming manual, fragmented processes into seamless, connected, and data-driven digital workflows. Freightos delivers integrated capabilities including procurement, pricing, quoting, booking, customs clearance, payments, and market intelligence across air, ocean, and road freight. By serving as the intelligence middleware layer that unifies data and workflows, Freightos empowers smarter operational decisions and enables market participants to transact, collaborate, and manage global shipments more effectively.

Used by thousands of logistics service providers and businesses around the world, Freightos combines software, network connectivity, transaction infrastructure, and market data into an interconnected digital ecosystem.

Contacts

Media:

Tamar Hartal

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com